INDEMNITY AGREEMENT

TO: •

In consideration of your acting, deemed to be acting or having acted as a director/officer of the Corporation or at the Corporations request as a director and/or officer of a body corporate of which the Corporation is or was a shareholder or creditor, Lorus Therapeutics Inc. (“LORUS”)(the “Corporation”) hereby undertakes and agrees to indemnify you and your heirs and legal representatives against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by you in respect of any civil, criminal or administrative action or proceeding to which you are made a party by reason of being or having been a director and/or officer of the Corporation or such body corporate (except in respect of an action by or on behalf of the Corporation or such body corporate to procure a judgment in its favour), if

A)	You acted honestly and in good faith with a view to the best interest of the Corporation or such body corporate, as the case may be; and

B)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, you had reasonable grounds for believing that your conduct was lawful.

In respect of an action by or on behalf of the Corporation or such body corporate to procure a judgment in its favour to which you are made a party by reason of being or having been a director and /or officer of the Corporation or such body corporate, the Corporation hereby undertakes and agrees (subject to obtaining approval of the court having jurisdiction) to indemnify you and your heirs and legal representatives against all costs, charges and expenses reasonably incurred by you in connection with any such action if you fulfill the conditions set forth in paragraphs (a) and (b) above.

Notwithstanding anything set forth herein, the Corporation shall indemnify you and your heirs and legal representatives in respect of all costs, charges and expenses reasonably incurred by you in connection with the defense of any civil, criminal or administrative or proceeding to which you are made a party by reason of being or having been a director and/or officer of the Corporation or such body corporate if you have been substantially successful on the merits in your defense of the action or proceeding and you fulfil the conditions set forth in paragraphs (a) and (b) above.

DATED at Toronto this ________ day of ______, 2006

Lorus Therapeutics Inc.

By:	President and CEO

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